

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Via Facsimile (650) 857-4837 and U.S. Mail

David K. Ritenour, Esq.
Vice President and Associate General Counsel
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

> **Re:** **ArcSight, Inc.**
> **Schedule TO-T filed September 22, 2010 by Hewlett-Packard**
> **Company and Priam Acquisition Corporation**
> **SEC File No. 005-83836**

Dear Mr. Ritenour:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Certain Information Concerning ArcSight – Projected Financial Information, page 15

1. We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

The Transaction Documents – Executive Compensation Arrangements, page 38

2.   It appears you have not availed yourself of the safe harbor included in Rule 14d-10(d) with respect to the arrangements described in this section of your offer document. Thus, please provide us a legal analysis of your compliance with the provisions of Rule 14d-10(a)(2).

Letter of Transmittal

3.   Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions